===============================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1
                                 TO FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS


                         Under Section (12) or (g) of
                      The Securities Exchange Act of 1934

                          ENTERPRISES SOLUTIONS, INC.
                (Name of small business issuer in its Charter)


             Nevada                                          88-0232148
(State or other jurisdiction of                           (I.R.S. Employer
 Incorporation or organization)                          Identification No.)


  15 Raven Road, Canton, Massachusetts                        02021
(Address of principal executive offices)                   (Zip Code)


          Issuer's telephone number, including area code: 617-510-3898
                                                          781-821-0131

                             ---------------------

                                   Copies to:
                                Gerald A. Adler
                              Bondy & Schloss LLP
                           6 East 43rd St., 25th Fl.
                               New York, NY 10017

Securities to be registered pursuant to Section 12(b) of the Act:



                                                      Name of each exchange
 Title of each class to be so registered     on which each class is to be Registered
-----------------------------------------   ----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                 COMMON STOCK
                                (Title of Class)

===============================================================================

                          ENTERPRISES SOLUTIONS, INC.
                 (General Form for Registration of Securities
                   of Small Business Issuers on Form 10-SB)

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                                                                                          Page
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
PART I
Description of Business ................................................................     3
Property ...............................................................................     8
Management's Discussion and Analysis of Financial Condition ............................     9
Security Ownership of Certain Beneficial Owners and Management .........................    16
Management .............................................................................    16
Executive Compensation .................................................................    17
Transactions with Management and Others ................................................    17
Description of Securities ..............................................................    18
PART II
Legal Proceedings ......................................................................    18
Market for Common Equity and Related Stockholder Matters ...............................    19
Recent Sales of Unregistered Securities ................................................    20
Indemnification of Directors and Officers ..............................................    22
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ...    22
PART F/S
Financial Schedules and Exhibits .......................................................    22
PART III
Index to Exhibits ......................................................................    23
Description of Exhibits ................................................................    24













                                       ii
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                            DESCRIPTION OF BUSINESS


General Development of Business

     Enterprises Solutions, Inc., a Nevada corporation (the "Company"), was incorporated on September 16, 1987 under the name of Sedgewicke Business Alliance, Inc. On December 21, 1994, the Company changed its name to American Casinos International, Inc. ("ACII") and from that time focused its operations on the gaming industry. In particular, ACII operated a casino in Venezuela. In mid-1997, the Venezuelan government effectively shut down all casinos pending relicensing under a much changed and restrictive law. Although the new law had not yet been interpreted or clearly defined as to how it would ultimately be implemented, ACII's casino could not reopen as it had previously operated.

     In 1998, the Company made a cognitive change in its corporate philosophy in response to the growing global problem of Internet security. On September 1, 1999, the Company changed its name to Enterprises Solutions, Inc. and began to focus its endeavors on developing a suite of products and solutions for Internet security.

     In June 1998, the Company capitalized $779,897 in shareholder loans and accrued payroll expenses. The shareholders to whom the loan and payroll were owed sold their shares to new investors and were allowed to keep the gaming equipment in Venezuela as compensation for any and all liabilities associated with the discontinued gaming operations. The Company also terminated a certain licensing agreement and the rights to offer Internet bingo and casino games, which the Company no longer part of its corporate business focus.

Description of Business

     The Company's objective is to address what it perceives to be a lack of security in Internet applications by developing and providing a fully secure computer network and related products and services. Based upon its research, the Company believes that none of the computer systems and software currently being used for Internet transactions is fully secure or "trusted." The Company's management believes that the demand for totally secure trusted network systems and products has grown significantly in recent years due to the dramatic increase in the transmission of sensitive information over the Internet in e-commerce transactions.

     The Company sees three potential market segments which it expects will be interested in purchasing its trusted network products and related services: infrastructure providers, corporate consumers and governments. The three main product areas which the Company plans to offer to these segments are: (1) bondable hardware products that provide the platforms for a secure network infrastructure; (2) layered software application products built on these platforms; and (3) consulting and hosted services offered to customers or provided through the Company's prospective business partners

     The Company believes that the technology which it intends to acquire is the only fully trusted network technology developed to date. This, the Company believes, will give it an advantage over any potential competitors. The technology which the Company intends to acquire for development and marketing of its products and services has been objectively evaluated by an independent third party and rated according to the U.S. Government's Trusted Computer System Evaluations Criteria ("TCSEC"). The TCSEC is a rating schedule for computer security programs based upon the level of security or "assurance" which each system provides. The technology which the Company intends to acquire and develop for its network server has received a rating of A1 rating under the TCSEC, which is the highest possible rating and indicates that products made with the technology are fully secure or trusted. Management believes that this is the only technology to have achieved such a rating. In addition, the technology which the Company intends to acquire for use in its workstation products has received a rating of C2. Although this indicates a lower level of assurance, the Company believes that when used in conjunction with its A1 rated, trusted network server, its workstation product will be trusted as well.

     Because of this independent evaluation and government rating, the Company anticipates that its products will be secure enough to be bonded by business insurance carriers and to provide the fundamental assurance necessary for growth in e-commerce, particularly in business to business Internet exchanges.

     The Company is in the process of acquiring and developing its trademarked network security architecture, known as the Bondable Network Architecture(TM). As planned, this will transparently integrate fully secure workstations, servers and other network products into the existing Internet environment without modifying either the basic user applications or the prevailing workstation environment. In addition, the Company believes that the demand for its products will give rise to a demand for security related consulting, support and training services. The Company believes that its products and services will be unique in that they will provide the only A1-rated, "trusted" network systems available.

Principal Platform Products

     The Company plans for its initial group of products to include its own fully secure computer platforms, some of which are designed as "plug-ins" to make existing Internet systems secure and others of which are fully secure products, which can be pre-loaded with the Company's specially designed trusted software.

Novell(R) Proprietary Network Interface Card

     The Company's planned initial product offering is a card consisting of a computer board and embedded software which can be plugged into an existing computer workstation to retrofit it into a secure workstation. The retrofitted workstations will be able to operate within the practical boundaries of a Local Area Network (LAN) and have been certified for a TCSEC assurance level C2 for use with the Novell Trusted Network Architecture(R). The Proprietary Network Interface Card, as part of Novell's trusted NetWare(TM), is intended to identify users who access the network and support the enforcement of a discretionary access control policy over data in the network. Although TCSEC level C2 is not considered trusted or fully secure, the Company believes that when used with its A1-rated Bondable Network Server(TM), the Proprietary Network Interface Card will be fully secure.

Bondable Network Server(TM)

     This general-purpose server, as planned, will include a Trusted Computing Base that enforces a worldwide and persistent security policy for data privacy and integrity. The technology which the Company plans to develop into its Bondable Network Server has been independently evaluated and given a TCSEC rating of A1, the highest level of security assurance possible. The Company believes that the Bondable Network Server(TM) will be capable of supporting a variety of trusted network functions required for e-commerce.

Bondable Internet Workstation(TM)

     The Company intends to develop and market its own fully secure, trusted workstation, known as the Bondable Internet Workstation(TM), which will be marketed together with the Company's trusted applications software. The technology which the Company plans to use for its Bondable Internet Workstation has also been objectively evaluated by an independent third party and given a TCSEC rating of A1 (the highest possible rating). The Company also expects the Bondable Internet Workstation to perform the security functions when used with standard workstation software.

     As a secure network workstation, when used with the Bondable Network Server(TM), the Bondable Internet Workstation(TM) should provide workstation users with fully secure access to sensitive company data. The Bondable Network Architecture(TM) only allows access in a manner consistent with specific corporate security policies.

     The PKI enabled security services within the Bondable Internet Workstation(TM) and the explicit security properties supported by the Secure Certificate Authority(TM) on the Bondable Network Server(TM) are expected to form an insurable network capable of supporting E-Commerce in an environment protected from subversion and unauthorized modification.

Principal Software Applications Products

     Once it develops the platforms described above, the Company believes that it can develop and market the following trusted software applications for use in its platform products. These are not based on unique or new technology of the Company. Rather, the Company plans to customize these commonly used applications for use with its hardware platforms to provide the highest possible level of security in e-commerce transactions.

"Un-hackable" Web Server

     The first planned network application for use on the Bondable Network Server(TM) is a Web server. The Company believes that this Web server will be unlike any previously marketed Web server, in that it should provide Web pages that are protected from unauthorized modification. This is a first in Web page protection, because it is the only independently evaluated and tested product with high assurance access control mechanisms. These access control mechanisms are a common thread throughout the Bondable Network Architecture(TM) and are expected to protect the data as well as the programs which constitute the Web Page.

     The "Un-hackable" Web Server(TM) is a Bondable Network Server(TM) with untrusted applications software. The underlying access control mechanism protects the data, and therefore has no dependency on the security properties of the Web server applications. The Web server does not depend on encryption services, nor does it require a secure workstation. However, using the full Bondable Network Architecture(TM) will enhance security.

Secure Certificate Authority(TM)

     The Company also plans to develop a certificate authority software application. A certificate authority is a mechanism for assigning identification "certificates", or sets of data, to users who access secure, password-protected sites on the world wide web. The Secure Certificate Authority can be designed to extend e-business and e-commerce activities for all types of organizations via the certificate and digital signature technologies. Activities, such as secure e-mail and business-to-business exchanges, and purchasing and funds commitments, will (for the first time) actually be supported by the underlying and fundamental requirements for internal security promulgated by generally accepted accounting practices applied to E-Commerce activities.

     The Company expects that the Secure Certificate Authority(TM) server will correctly tie the user of a digital certificate to its use. This will support high assurances in the attribution of digital signatures to the companies who issue them because it is protected from modification and subversion when run on the Bondable Network Server(TM). It thereby provides a trusted foundation for the PKI-enabled security services of integrity, confidentiality and non-repudiation.

Trusted Virtual Private Networks

     The Bondable Internet Workstation(TM)- can be used to create a private network over a public channel like the Internet. Such a network is referred to as a "virtual private network" or "VPN." A VPN may be used, for example, by multinational users to exchange value-laden data and perform transactions across international borders. Cryptography is often limited by international regulations and the varying laws and regulations imposed by different countries. Encryption techniques on Bondable Internet Workstation(TM) can be used to create VPNs which conform to the international laws and regulations in the countries where they are used. Unlike other commercial products, which are restricted by national regulatory boundaries, this offers customers true privacy and the ability to operate on an international network. Integrated, common security services on the Bondable Network Server(TM) and Bondable Internet Client(TM) are intended to implement trusted and secure communication paths involving transactions over the Internet within the Bondable Network Architecture(TM).

Bondable Directory Service(TM)

     The Company intends to establish another e-commerce-enabling network service, called the Bondable Directory Service(TM), to satisfy a growing need for a trusted utility to authenticate and validate the identity of parties on the Internet. Business-to-business users need to know whom they are dealing with electronically. Also, the Company believes that the pervasive nature of the Bondable Directory Service(TM) will greatly simplify distribution and revocation of identity certificates. This can support the PKI-enabled security services infrastructure in the Bondable Network Architecture(TM). The Company believes that the Bondable Directory Service(TM) can offer for the first time the ease and facility to respond to these customer needs in a secure manner. As planned, the Bondable Directory Service(TM) application will also be protected from modification and subversion by the Bondable Network Server(TM) within the Bondable Network Architecture(TM).

Principal Consulting & Hosted Services

     The Company believes that the development and marketing of its products will create opportunities to provide related services. The Company believes that a market will develop for both consulting and hosted services.

Consulting Services

     The Company plans to provide consulting services initially in two areas:
(1) application developer consulting and (2) corporate architecture development consulting.

     Application Developer Consulting

     Application developer consulting would involve assisting businesses and others to establish a secure, trusted network, complete with the Company's hardware and software products which is tailored to the needs of the customer. The Company believes that demand for product development consulting will be stimulated by the new and unique Bondable Network Architecture(TM). The Company also believes that this type of consulting can actually precede delivery to a customer of the Bondable Network Server(TM) since many customers will need consultation on both their current network applications delivery as well as the prospect of future Bondable Network(TM) products.

     Corporate Architecture Development Consulting

     This area of consulting would involve working with companies' in-house programming personnel to develop a secure, trusted network infrastructure which is also tailored to the needs of the individual company. The Company believes that the strength of its bondable technology can creates an immediate need to provide high quality network computing consulting services to potential customers and partners. Building Bondable Networks(TM) requires individuals conversant with and ready to help customers deploy the technology.

Hosted Services

     The Company believes that its security products will enable it to support service providers with what it believes are a uniquely attractive class of hosted services. A "hosted service" is a service provided over the Internet to facilitate Internet commerce. An example of such a hosted service which the Company may offer is a truly trusted Internet Service Provider (ISP). The Company believes that a trusted ISP could enable new electronic commerce capabilities that are currently blocked by concerns about the lack of security in today's ISPs, such as secure storage of personal identification numbers and passwords.

     Toward that end, the Company also plans to provide a global registry service where a closed group of subscribers worldwide can access, on a bonded basis, a highly reliable registry of various information. This could be useful, for example, in providing information services departments with a means of controlling the use of unapproved or deficient software by employees of large organizations. The Company believes that, among other benefits, this will meet the growing demand for trusted software distribution and control. That is, the ability to verify the source and authenticity of software which is used by businesses and is capable of being transported from external sources.

Underlying Technology

     Based upon its research, the Company believes that there currently are only two types of networking technology in the world which are fully secure or "trusted". The Company's management is in the process of obtaining the rights to develop each of these technologies and plans to combine them into its family of products.

     The Company is negotiating with Gemini Computers Incorporated ("Gemini"), located in Carmel, California, to purchase the exclusive rights to the technology needed to develop its Bondable Network Server and its Un-hackable Web Server(TM). The Company is also considering purchasing an equity interest in Gemini.

     The Company has entered into a Teaming Agreement, dated as of July 26, 1999, with Gemini, which provides for Gemini to act as a subcontractor on contracts for information technology equipment, supplies and services which are to be developed by the Company. Pursuant to the agreement, the Company and Gemini share responsibilities on technical proposals and on the actual contract work. The Company is to manage all proposals under the agreement and provide facilities for the production of proposals as well as administrative support. Gemini is to provide technical and non-technical information and data to support development of the proposals. The division of responsibilities for contracts is to be agreed upon by the parties on a project-by-project basis.

     The Company is also negotiating with certain creditors of Systex Inc. for the exclusive rights to purchase "Assure" technology, which was created by Systex Inc. in conjunction with Novell's Trusted Network Architecture(R). The Company plans to use this technology to develop its level C2 certified plug-in card for its workstation.

     Because the Company is still negotiating for the rights to license and develop these two technologies, it is possible that it will be unable to do so. If it were unable to acquire these technologies, management would have to consider the feasibility of developing the Company's planned products independently of these technologies. The Company estimates that such development would take as much as two years. The Company may be unable to obtain adequate funding to continue its operations during those two years or to support its research and development of the products. This would have a material adverse effect on the Company and its business plan.

     The Company has spent 1,600,000 during the past year on research and development.

Planned European Operations

     The Company plans to establish a subsidiary in Germany, under the name of Enterprise GmbH. The Company believes that the establishment of this subsidiary will strengthen its presence in the international secure networking market place. Additionally, the Company is strategically looking at other European manufacturers of complimentary products which can be used to augment the company's family of products.

Government Regulation

     The Company plans to acquire technology for use in developing its products which has been independently evaluated and rated according to the TCSEC and ITSEC government standards. In order to maintain these government ratings, the Company will have to continuously update its products and have them evaluated independently. In particular, in order to provide digital certificates in Germany, the Company will be required to maintain an ITSEC evaluation level of E4 or above.

     In addition, the Company will have to establish an adequate technical basis for providing digital signatures per statutes in several states in the U.S.

     In order to export any of its high assurance products or any equipment containing encryption technology, the Company will have to comply with the relevant regulations then in effect which are promulgated by the Departments of State and/or Commerce.

Industry and Market for the Company's Products and Services

The Need for Business Level Assurances of Protection

     The Company's management believes that as more and more businesses come to rely on the Internet as a means of communicating and conducting transactions with suppliers, customers and business partners, the need for secure, trusted network products will become critical. The market analysis in the 1998 Ernst and Young Special Report on Technology in Banking and Financial Services presents technology spending trends on a global basis. The report focuses on e-commerce, and the survey findings indicate that global commerce has, in general, recognized the importance of the direct e-commerce channel and exposes the need for critical infrastructure - the, as yet, unsolved problems posed by today's technologies. Of the 100 institutions surveyed in 26 countries the majority plan to allocate significant resources to develop the information infrastructure required to exploit e-commerce. Management believes that this indicates that the Internet has come of age as a viable means of communicating and conducting transactions with suppliers, customers and business partners.

     According to the Gartner Group, ". . . through the year 2008, enterprises will continue to evolve into extended enterprises, where business processes encompass their partners, alliances and suppliers as well as their customers." In these so-called "value networks" (Ernst & Young), enterprises will use Internet-derived technology to extend their business processes.

     The Company believes that businesses will continue to extend their internal business processes to their external business partners, essentially redefining process boundaries to include the Internet, web server and browsers. This extranet technology will encompass all major businesses. But as stated by Forrester, ". . . the explosive growth of the Internet raises new dimensions of risk, in the form of [attacks] . . . that exploit a system's communication capabilities." The Company believes that this is equally true of extranets.

     Management believes that an "open" Internet means an "exposed" Internet, where the user is not protected. The Gartner Group has also stated that "As businesses expose their internal process to customers and suppliers, today's security is being rendered ineffective. Firewalls have reached their limit -- taxed by the growing onslaught of invasive applications and aggressively outbound users." Forrester has suggested, "What do you do when there are no perimeters? If you succeed in making your Web site easier to use, then everybody is an insider."

     Gartner further states "A new model is needed to save companies from security's crippling complexity and to enable increased openness." To do this, Gartner suggests that enterprises ". . . must adopt tools that add identity and policy to the extranet while delegating control across the business." The business community must establish liability, accountability and interoperability uniformly across the entire e-commerce networking environment which is just as reliable as in the pen-and-paper based business world.

Market Analysis

     The market trends in the Ernst and Young 1998 Special Report on Technology indicate significant changes from previous years, with the area of greatest change being Information Technology (IT) project spending. Projections contained in the report indicate that such spending will be more than twice its historical levels over the coming two to three years. This increase is to be largely driven by mandatory initiatives, such as the Year 2000 computer problem and European Union Mandates. In 2001, these mandatory requirements are anticipated to decline dramatically. The Company believes, however, that these budgets will not be cut but rather reallocated to other areas even over budgetary constraints. Management further believes that, due to competitive demands, there will be a surge of new e-commerce budget monies after 2001 resulting from these reallocations.

     The Ernst & Young survey also indicated that stated growth in e- commerce spending is far out-stripping that of spending for new technologies as a whole. Respondents indicated that in 1998 they allocated twice as much of their technology budgets for e-commerce as they allocated in 1997. New technology budgets are projected to double from 1992 to 2001. Respondents also indicated that by 2001, they plan to expend 14% of their new technology budgets on e-commerce, alone. From this survey, it appears that during the next five years, there will be allocations of the new technology budgets for developing the information infrastructure for supporting e-commerce which will take precedence over technology upgrades.

     Respondents expect to see discretionary funding return to historical levels (around 31%) by the Year 2000. Additionally, revenue growth through e-commerce activities, viz., more content provider services, network service providers, and direct sales channels, continues to be the primary focus of IT discretionary spending and is projected to remain so for the next three to five years.

     In view of the survey findings, there are three aspects to the Company's products and marketing potential to be considered.

     First, according to the survey, sharp increases in IT funding, primarily attributable to mandatory projects such as Y2K compliance, with no corresponding reductions after the Year 2000, coupled with increases in discretionary funding projected for the Year 2000 and after, suggest that key project activities, such as security ("the number one concern" according to Gartner Group) and building of the information infrastructure are projected to receive a major share of the IT budget.

     Secondly, based on the survey predictions of the IT budgets dedicated for e-commerce and the expressed interests in public key cryptography and digital certificate systems, the Company believes that a trusted PKI security service would be positioned to compete for a significant share of this funding.

     Finally, increases in discretionary funding and in discretionary project budgets will likely address security apart from e-commerce, focusing strictly on corporate security requirements.

     The Company believes that Ernst & Young's identification of security as a top concern creates a greater potential to capture the niche security market share more rapidly while competing with less comprehensive add-on security products. For example, it would not be necessary for a customer to purchase a firewall virus protection and a certificate management system separately when using a comprehensive high assurance network product such as the Bonded Network Architecture(TM). The Company believes that high assurance network products should compete aggressively in the area over the next three to five years.

Marketing the Company's Products

     The Company believes that the demand for secure network products is now ready for significant expansion. Management believes that the biggest challenge facing the Company in marketing its products is to educate a few very big e-commerce customers about the risks caused by the substantial lack of security in today's Internet products, and then to follow through with an introduction to the Company's own solutions. The Company believes it has an advantage over any potential competitors in technical capabilities.

     The Company has developed potential customers and customers' representatives over a 4-year period with on going contact, meetings, associations and repeated presentations. The Company is a member of the Black Forest Group, a trade group which management believes positions the Company for introduction to major potential customers.

     Additionally, in response to a specific request from the U.S. Government, the Company has joined a security research project in the Naval Postgraduate School in Monterey, California in submitting a formal proposal for a 3-4 year research and development project with substantial demonstrations of the Company's technology. Management anticipates that participation in this arena will open up significant new markets within the government.

     The Company has identified key trade publications in which it will seek to advertise its products and services. The Company plans to target publications with a tailored appropriate message for each specific audience, i.e., CEO, CIO, CFO, Corporate Information Security Officers, Auditors, Department Management, Consultants, LAN Administrators, and end users. Publications in which the Company may seek to advertise include Info Security News, EDPAA Journal, Computer Security Institute (CSI) Newsletter, International Security Association (ISSA), Information Week, LAN Times, Computer World, Communications Week, LAN Technology, PC Week and Auerbach Publications.

Business Strategy

     The Company focuses on incorporating "predecessor" technologies (Gemini and Assure) and leveraging existing standards to significantly shorten product development, enhancement and time to market. Exploiting the specific technologies requires a highly knowledgeable world-recognized staff and experienced team of technical and management individuals with a common vision. The Company plans to grow its technical and managerial team to 50 by the end of the first year. Over three years, the team is expected to reach approximately 100 engineers and technical and support staff, as required to produce the comprehensive product line.

     In its first full year of operation, the Company's goal is to seek a market share of 5% of the market for gross sales of e-commerce products and a majority of the market share of trusted, insurable e-commerce products. The Company cannot be certain that it will be able to sell its products or, if it does, that it will achieve this revenue potential.

Competition

     The market in which the Company plans to compete is that of bondable, business-to-business e-commerce platforms and services. The fundamental factor distinguishing the Company from the competition is the high level of security assurance afforded by the Company's products. The technologies which the Company plans to utilize in developing its products have been certified for their high level of security assurance by independent evaluation. The Company believes that this distinguishes the Company to potential customers.

     Only high assurance products offer protection against attacks by malicious software. The platforms and applications currently on the market, as well as add-on products, are vulnerable to malicious software attacks.

     The Company believes, however, that the development of its products and related markets could accelerate the industry for high assurance products. This would increase competition with the Company's products and services and encourage other companies to enter the market. Some of these other companies may be far larger and have greater resources than the Company and may thus gain a competitive advantage over the Company in product development and marketing.

Competitor Differentiation

     The Company believes that the market for Internet security products is divided among (i) other high assurance Internet products, (ii) low assurance Internet products and (iii) products of ambiguous assurance.

Other high assurance Internet products

     A competitor could develop or acquire high assurance computer technology and develop clients and/or servers that would be part of an insurable network architecture. In particular, a competitor's ability to buy rights to GEMSOS, and then proceed with a U.S. or European evaluation, represents the single greatest competitive threat. The acquisition of Gemini technology and our subsequent exclusive agreement with Gemini (and an agreement that they will not themselves pursue an evaluation) is the only way to significantly reduce this threat.

Low assurance Internet products

     These are existing platforms and add-on security products such as those being used today to conduct E-business. These would not compete in the bonded products market; rather they represent the rabble above which we must raise the bar.

Products of ambiguous assurance

     These include products that were designed to meet high assurance requirements but never completed any evaluation (e.g., the Lock system or trusted MACH). Also in this group are modified and extended versions of what were once evaluated products, but that no longer have any independent basis for claims of high assurance (e.g., they were not modified under a RAMP program). Competitors could obtain evaluations for these products, making them high assurance competitors. The ambiguous assurance competition is our biggest challenge in terms of educating potential customers. By neither accepting or condoning such development and marketing shortcuts by competitors through our own aggressive program of truthful and accurate responses; we plan to differentiate ourselves from such products.

High Assurance Competitors

     Today there are three high assurance platforms that could potentially be used as foundations for insurable networks:

                           HIGH ASSURANCE COMPETITORS

High Assurance
   Base                            Strengths                      Weaknesses
--------------                     ---------                      ----------
    Gemini and other licensees     Most scalable & extensible     The Company plans sell the
    of GEMSOS                      of all. Best performance.      only evaluated instance.
                                                                  An exclusive licensing
                                                                  agreement would lock out
                                                                  competitors.
    Wang                           Multiprocessor. Potential      Would require significant
                                   server, or if modified, a      modification for use as a
                                   workstation                    workstation. Class B3; does
                                                                  not address malicious code
                                                                  in the TCB.
    Boeing                         Designed for VPN type          Not suitable for a server.
                                   applications.


Low Assurance Competitors

     As previously noted, the Company does not expect that these low assurance competitors will compete in the bonded network marketplace. This category includes all Microsoft products (workstations and servers). Of the clients, IBM is most noteworthy as an initial competitor. IBM's strength is based upon its hardware production. However, its weakness is in the insecure operating systems which manage applications and user interfaces.

Ambiguous Assurance Competitors

     Products such as Lock and Trusted Mach have been developed to meet high assurance requirements. Therefore, technical resources exist that could be applied to completing an evaluation of such a product. This would move such a product to the group of high assurance competitors.

Staying Competitive

     The Company believes that the use of high assurance products is its primary competitive advantage. However, at some point, other high assurance competitors will enter the market and possibly outperform the Company. In order to compete on this level, the Company plans to establish and maintain a reputation for providing the only third-party evaluated products and services of high performance, quality, utility, convenience, versatility, safety and serviceability.

Performance

     The Company believes it has a strong engineering organization capable of producing high performance products. The multi-processor capabilities of the server platforms allow the company to offer expandable systems with scalable performance.

Quality

     The Company plans to institute quality assurance programs from the very beginning of its operations. As planned, hardware products will be produced from the highest quality commercial components and where necessary be ISO 9000 certified.

Utility

     The Company believes that the technical expertise of its staff will ensure that its products continue to meet the needs of secure E- commerce as business models continue to evolve.

Convenience

     The underlying secure infrastructure is designed to operate transparently with existing end-user client applications. Administrative and trusted path interfaces will be designed using well-established standards and conventions for ease of use.

Versatility

     A small, powerful security kernel API provides the same underlying base to each of the products. The kernel can essentially be viewed as "smart hardware" that can be readily used as the base to many applications and services. Significant engineering resources will be used to investigate product enhancements to expand the application of the products to new areas of network computing.

Safety

     The Company plans to design its products for safety with a goal of obtaining UL certification.

Serviceability

     The Company believes that its extensive use of commodity hardware components will aid serviceability of the products. Automated diagnostics and built in tests are planned to perform fault isolation functions. The Company plans to develop and expand these capabilities over the early life of the product. The Company plans to offer both hardware and software maintenance products with a range of service levels.

Employees

     The Company currently has seven employees, consisting of five engineers, a chief executive officer and an office administrator. The Company plans to hire additional employees, particularly engineers, to assist in the development of its products.

Headquarters

     The Company's executive headquarters is located Southeast of Boston at 15 Raven Road, Canton, Massachusetts 02021. The Company's Security Systems Solutions (S3) engineering and product development division and is located at 50 Ragsdale Drive, Suite 150, Monterey, California 93940. The main operations center is located at 5061 North Dixie Highway Boca Raton, Florida 33431.

                                   PROPERTY

     The Company's Security Systems Solutions ("SSS") engineering and product development division is located at 50 Ragsdale Drive, Suite 150, Monterey, California 93940. The Company has entered into a lease for this facility which has a three year term commencing on September 15, 1999 and expiring on September 14, 2002. The lease provides for a base rent of $5,919 per month. Pursuant to the lease, the Company is also responsible for 21.37% of (1) the operating expenses (estimated at $2,320 per month for the first year and including real property and any public authority taxes), (2) the services and utilities and (3) the Landlord's performance of Tenant Company's Covenants (if applicable). The building is a two-story office building in which the Company leases approximately 4,735 square feet. The Company believes that the premises are adequately insured.

     The Company's SSS division also has leased a corporate condominium located at 24525 Outlook Drive, #26, Carmel, California, 93923. The lease is for a period of one year commencing on September 8, 1999 and expiring on August 31, 1999 at a monthly rent of $2,250.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
Results of Operations

 Comparison of the Nine Months Ended September 30, 1999 and 1998

     Revenues decreased $328 from $328 in the nine months ended September 30, 1999 to zero for the nine months ended August 31, 1998. The decrease resulted from the fact that the Company discontinued its prior operations and has not yet generated any revenues from its planned Internet security business.

     In July 1998, the Company terminated its pending acquisition of the company it had advanced approximately $634,000 for working capital purposes. The Company terminated is pending acquisition due to its inability to obtain satisfactory audited financial statements because of missing financial information, questionable contracts, lack of internal controls, and substantial liabilities. As a result, the Company suffered a bad debt loss of $634,023 during the eight months ended August 31, 1999, which was the result of its termination.

     Selling, general and administrative expenses increased $41,960 or 37.5% to $153,934 in the nine months ended September 30, 1999 from $111,960 in the prior period. The increase is attributable primarily to the increase in professional and consulting fees incurred as it began its new business plan and the auditing of its terminated acqusition. In addition, the Company began incurring selling expenses for travel and promotion as it began implementing its new Internet security business plan.

     As a result of the above factors, the Company's net loss increased $676,325 from $111,632 for the nine months ended September 30, 1998 to $787,957 for the nine months ended September 30, 1999.

 Comparison of the Year Ended December 31, 1998 and 1997

     Revenues decreased $16,038 (98%) to $328 in fiscal 1998 as compared to $16,366 in fiscal 1997. The decrease resulted from the fact that the Company discontinued its prior operations and has not yet generated any revenues from its planned Internet security business.

     Selling, general and administrative expenses increased $64,670 to $125,567 in fiscal 1998 from $61,500 in fiscal 1997.

     The net loss for fiscal 1998 increased $107,105 to $125,239 from a net loss in 1997 of $45,134 due to the foregoing.

Liquidity and Capital Resources

     The Company's working capital at August 31, 1999 was $48,504. The Company's primary sources of working capital have been from the issuance of Company securities and loans from shareholders.

     Currently, the Company's primary cash requirements include the ongoing cost of the development of its new business plan and the costs of maintaining its administrative expenses.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than ten percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

                                                      Approx.
     Name and Address of        Amount and Nature      % of
      Beneficial Owner             of Ownership        Class
     -------------------        -----------------     -------
Dr. John A. Solomon(1)               225,000(2)         4.8%

Wayne B. Kight(3)                     45,000              *

Roger Schell(4)                      150,000            3.2%

Gary S Baker(4)                      100,000(5)         2.1%

Richard A Lee II(4)                  100,000            2.1%

Jeffrey M Moritz(3)                   45,000(6)           *

Nina L. Cannon(3)                     10,000              *

Humphrey Limited                     275,001            5.9%
Eurolife Bldg.
1 Corral Road, Ste. 2A
Gibraltar

Rowan House Limited                  244,168            5.2%
Eurolife Bldg.
1 Corral Road, Ste. 2A
Gibraltar

All directors and officers           230,000            4.9%
as a group

*Less than 1%

(1) The address for Dr. Solomon is c/o the Company at 15 Raven Road, Canton, Massachusetts 02021.

(2) 75,000 shares to be issued on December 31, 1999, 2000 and 2001, respectively.

(3) The address for Mr. Kight and Ms. Cannon is c/o the Company at 5061 North Dixie Highway Boca Raton, Florida.

(4) The address for Messrs. Schell, Baker and Lee is c/o the Company at 50 Ragsdale Drive, Suite 150, Monterey, California 93940.

(5) Subject to pledge.

(6) 15,000 of such shares are held by The Saugus Group, in which Mr. Moritz is a partner. 30,000 of such shares underlie options which are presently exercisable.

                                 MANAGEMENT

     The Officers and Directors of the Company are as follows:

           Name               Age                     Title
           ----               ---                     -----
Dr. John A. Solomon           50     President and C.E.O*

Wayne B. Kight                48     Executive Vice President/Operations*

Dr. Roger Raymond Schell      59     Executive Vice President/ Engineering

Gary S. Baker                 52     Vice President/ Engineering

Richard A. Lee II             50     Vice President/Business Development

Jeffrey M. Moritz             54     Treasurer*

Nina C. Anthony               41     Secretary*

------------
* Indicates Directors

     Dr. John A. Solomon has been President, Chief Executive Officer and Director of the Company from October, 1999 to present. Dr. Solomon was President and Chief Executive Officer of CEA, Inc., a systems integration and security technology company, from 1979 to 1995. He was Chief Executive Officer of ACG, Inc., a telecommunications provider, from 1996 to 1997 and has been Managing Principal of Madison Consulting LLC, a high tech consultancy firm since 1997.

     Dr. Solomon has over 28 years of global technical and management experience in the field of electronic systems integration, software development and distributed networks. Dr. Solomon has to his credit many successful corporations/ventures for the US and foreign governments and multinational corporations.

     Wayne B. Kight has been Executive Vice President and Director of the Company from June 1998 to present. He was Vice President of Homeowners Financial Corp., a mortgage banking company, from May 1994 to June 1998 (this corporation filed for Chapter 11 Bankruptcy in 1997 and for Chapter 7 Bankruptcy in 1998). Mr Kight had his own consultancy practice from 1998 to 1999. He is also on the Board of Directors of American ATM, Corp.

     Dr. Roger Raymond Schell has been Executive Vice President and President of the Company's SSS Division since August 1999. From 1994 to August 1999 he was a Senior Manager for Novell, Inc., a software security company.

     Dr. Roger R. Schell, shall administer to the division in accordance with the established policy and guidelines of the corporation. Additionally, Dr. Schell will perform mentoring and technical direction to the engineering staff. Dr. Schell has over 35 years of accomplishment in the managing development of high quality software and software engineering techniques. He has delivered major Internet security enhancements in the world's leading network operating systems.

     Gary S. Baker has been Vice President and Director of Engineering of the Company since August 1999. He was a Senior Engineer at Stratus Computer from 1993 to 1996, a Senior Engineer and Manager at Novell Computer from 1996 to 1998 and Director of Engineering at Sistrex from 1998 to 1999. He also serves as a director of the Company's Secure Systems Solutions Division.

     Richard A. Lee II has been Vice President of Business Strategy of the Company since August 1999. He was the Senior Technical Research Engineer at Novell, Inc. from 1990 to 1998.

     Jeffrey M. Moritz has been Treasurer and Director of the Company since June 1998. Mr. Moritz ran his own accounting firm until January 1998 and was also a Partner at the Saugus Group, a Management Consulting firm until January 1999. Mr. Moritz filed for bankruptcy in 1993 and was discharged in 1994. His CPA license was revoked by the Commonwealth of Massachusetts for three years as of February 1, 1997 as a result of a Consent Agreement regarding the alleged sale of securities without a license, under which he consented to jurisdiction, paid a $500 minimum fine and agreed to cease activities. This agreement does not however impact on his ability to apply for and be granted a license to sell securities.

     Nina Cannon has been Secretary of the Company since September 18, 1999 and a director since September 1, 1999. She was Director of Account and Contract Management of Nortel Networks Telecommunications from December 1988 until November 1997 and from December 1997 to September 1999 she was Vice President of Operations, Sales and Planning at Lucent Technologies Telecommunications. Ms. Cannon is currently an independent consultant.

Employment Agreements

     The Company has entered into employment agreements with Dr. John A. Solomon, Dr. Roger R. Schell, Gary S. Baker and Richard A. Lee II. Each agreement has a term of three years commencing on August 1, 1999 for Messrs. Schell, Baker and Lee and commencing September 15, 1999 for Dr. John A. Solomon. The agreements provide for a base salary of $200,000 for Dr. Solomon, $150,000 for Dr. Schell and $120,000 for Messrs. Baker and Lee. The agreements also provide for stock to be issued to each of the employees and held in escrow until such issuance.

Executive Compensation

     During the fiscal year ended December 31, 1998, no compensation was paid to officers. No salaries in excess of $100,000 have been paid to any executive officer or director of the Company since the Company's change in business focus.

Transactions with Management and Others

     Dr. Roger Raymond Schell is a shareholder in Gemini Computers, Inc. with which the Company has a Teaming Agreement. The Company intends to acquire from Gemini the license to certain technology which is necessary for the development of the Company's products. In addition, Dr. Schell claims he has a position of about 20% of Gemini which he claims has been fraudulently diluted to less than 5%.

     Sistemas de Comercio Internet has been advanced the sum of $105,000 by the Company at an interest rate of 6%, which loan was approved by the Company's Board of Directors and subject to an equity conversion of 10% of the Company.

                               LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.

           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's securities trade on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "EPSO". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods indicated as reported by the National Quotation Bureau:

                             High         Low                               High        Low
                           -------      -------                           --------    --------
   1997: 1st Quarter       .21875        .0625       1998: 1st Quarter     .50         .25
         2nd Quarter       .21875        .03               2nd Quarter    2.25         .125
         3rd Quarter       .05           .03               3rd Quarter    5           2
         4th Quarter       .5625         .04               4th Quarter    6.50        4.50

   1999: 1st Quarter     11.25          6
         2nd Quarter     15.125        11
         3rd Quarter     14            13.50

     The foregoing bid information has not been adjusted for the stock dividend which occurred in June 1999.


Holders

     As of November 15, 1999, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 80.


Dividend Policy

     The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value of which 3,827,443 shares are issued and outstanding. The holders of shares of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares will have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor and upon liquidations of the Company to share pro rata in any distribution to shareholders.

     The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value of which 148,500 shares are issued and outstanding. The preferred shares are 8% cumulative and redeemable at the Company's option at 110% .

     American Stock Transfer & Trust Company, 40 Wall Street, New York, New York is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

     The Company has 3,827,443 shares of Common Stock outstanding but of these shares, only 3,182,443 shares are freely tradable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares").

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

Options and Warrants

     On July 30, 1998, the Board of Directors has authorized the issuance of annual options to members of the Board of Directors for their services to the Company. On July 1 of each year, each then member of the Board of Directors is to receive 15,000 options at 100% of the market bid price of common shares at the close of business on June 30. As of August 31, 1999 options to purchase 60,000 shares have been issued.

     In connection with its offerings during 1998 and through August 31, 1999, the Company issued 2,150,000 warrants to purchase common shares at a price of $1.667 per common share (1,800,000 warrants) and at $2.50 per common share (350,000 warrants). The warrants expire on September 6, 2000. These warrants have been adjusted for the June 1999 stock split.

                    RECENT SALES OF UNREGISTERED SECURITIES

     The following paragraphs set forth information with respect to all securities of the Company sold within the past three years without registering the securities under the Act. The information includes the names of purchasers, date of issue, number of shares issued and the consideration received by the Company for the issuance of these shares.

     From July 1998 through March 1999, the Company issued 300,000 shares of its common stock at a price of $2.50 per share in a private offering pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended. The shares were purchased in the following amounts and by the following individuals:

                 Name                     Number of Shares Purchased
--------------------------------------   ---------------------------
       Mona Morris                                   4,000
       Stanley & Phyllis Basist                      6,000
       Babbette Levy                                10,000
       Ivan Jay Steinhardt                           4,000
       National Resource Center Inc.                30,000
       George Rosati                                10,000
       Audra Cerruto                                 5,000
       Monteville Ltd.                              64,000
       Sal Cerruto                                   4,000
       William Metnick                               4,000
       Anne & Seymour Goldberg                       4,000
       Martin Axetrod                               10,000
       Lee Engel                                     4,000
       Barry Haberman                                4,000
       Joe Lapatin                                   4,000
       Wayne & Vera Kaplan                           4,000
       Brent Anderson                               50,000
       Brent Anderson 401K                          30,000
       Kenneth Weitz                                 4,000
       Hi-Tel Group Inc.                            25,000
       Trans Global Trade Linc Inc.                  8,000
       Antoinette J. Schwetzer                       4,000
       Sally Staltare                                8,000

     On June 16, 1998, the Company issued 10,000 shares of common stock to Gerald A. Adler and Bondy & Schloss LLP at $.05 per share and for services rendered and pursuant to Section 4(2) of the Securities Act and Rule 506 thereunder.

     On June 18 and 19, 1998, the Company issued 6,667 shares of common stock to Mr. John Falco, Jr., 6,667 shares of common stock to Mr. Jeffrey Geez and 6,666 shares of common stock to Mr. Enice Lorenzo, each at $.05 per share and for services rendered and pursuant to Section 4(2) and Rule 506 thereunder.

     On June 17, 1998, the Company issued 1,960,000 shares of common stock and 1,200,000 common stock purchase warrants to a group of European investors pursuant to Regulation S.

     In June 1998, the Company issued 10,000 shares of common stock each to Mr. Wayne Kight, Omega Funding Corp. and The Saugus Group at $.05 per share and for services rendered pursuant to Section 4(2) and Rule 506 thereunder.

   In September 1999, the Company issued Units consisting of shares of common stock and common stock purchase warrants at $20,000 per Unit to the following investors in the amounts indicated pursuant to Section 4(2) and Rule 506 thereunder:

             ENTERPRISE SOLUTIONS -- unit offering $20,000 per unit

                                                                                               Shares on
                                                                                                Warrant
 # of Units    Name and Address                              # of Shares     # of Warrants     Exercise
------------   ------------------------------------------   -------------   ---------------   ----------
 1/2           Martin Axelrod                                    5,000           50,000         33,334
 1             Stanley Basist & Phylis Basist                   10,000          100,000         66,667
 1             Coltmill Ltd.                                    10,000          100,000         66,667
 1/4           Girls Town                                        2,500           25,000         16,667
 3/20          Bruce A. Gloteer, DEP IRA                         1,500           15,000         10,000
 1/4           Anne Goldberg and Seymour Goldberg                2,500           25,000         16,667
 1/4           William Hanley                                    2,500           25,000         16,667
 1/4           Joseph Lapatin                                    2,500           25,000         16,667
 1/4           Henry B. Leshman                                  2,500           25,000         16,667
 1/4           Lima Pech Limited Partnership                     2,500           25,000         16,667
 1/10          Michael A. Marks                                  1,000           10,000          6,667
 1/2           National Resource Center                          5,000           50,000         33,334
 1/2           Ronibar Company, L.P.                             5,000           50,000         33,334
 3/4           Rowan House Limited                              32,500          325,000        211,668
 1/2           Sue Simon                                         5,000           50,000         33,334
 1/2           Stephen M. Savage Family Ltd Partnership          5,000           50,000         33,334
 1/4           SEG Investments Limited Partnership               2,500           25,000         16,667
 1/4           SSE Investments Limited Partnership               2,500           25,000         16,667
 3/4           Aubrey Strul                                      7,500           75,000         50,001
 1/5           Amy Weidenbaum (Allen)                            2,000           20,000         13,334
 1/5           Pam Weidenbaum (Rottenberg)                       2,000           20,000         13,334
 1/10          Sharl Weidenbaum                                  1,000           10,000          6,667
 3/10          Walter Weidenbaum                                 3,000           30,000         20,001
 1/5           Wayne Weidenbaum                                  2,000           20,000         13,334
 1/4           Eugene Winick                                     2,500           25,000         16,667
 1/4           Raquel Wolf, as Trustee                           2,500           25,000         16,667

     Shares issuable on warrant exercise have been adjusted for the common stock split which occurred in June, 1999.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws include certain provisions permitted pursuant to the General Corporation Law of the State of Nevada (the "NGCL") whereby officers, directors and employees of the Company are to be indemnified against certain liabilities. The Articles of Incorporation also limit to the fullest extent permitted by the NGCL a director's personal liability for obligations, suits of any kind including but not limited to malpractice suits, class action suits, discrimination suits, personal injury suits, anti-trust suits, liens, acts or judgments of the Company or any other liability which may be construed within the scope of the laws and statutes of the State of Nevada. The Company believes that these provisions will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

                 CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS
                    ON ACCOUNTING AND FINANCIAL DISCLOSURE

   Not Applicable

                       FINANCIAL SCHEDULES AND EXHIBITS

     (a) There are filed as part of this Form 10-SB the following:

     Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

Independent Auditors' Report .............................................................      F-1

Balance Sheet as at August 31, 1999 (unaudited) December 31, 1998 and December 31, 1997
 (audited) ...............................................................................      F-2

Statement of Operations for the eight months ended August 31, 1999 and 1998 (unaudited)
 and for the years ended December 31, 1998 and 1997 (audited) ............................      F-3

Statement of Stockholders' Equity for the eight months ended August 31, 1999 (unaudited)
 and for the years ended December 31, 1998 and 1997 (audited) ............................      F-4

Statements of Cash Flow for the eight months ended August 31, 1999 and 1998 (unaudited)
 and for the years ended December 31, 1998 and 1997 (audited) ............................      F-5

Notes to Financial Statements ............................................................  F-6 - F-20

                                   SIGNATURE



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.


Dated: January 3, 2000


                                                    Enterprises Solutions, Inc.


                                                    /s/ Dr. John A. Solomon
                                                    ---------------------------

                                                    John A. Solomon, Ph.D., MBA

                                                    President & CEO

                          ENTERPRISES SOLUTIONS, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)
                                      AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                          ENTERPRISES SOLUTIONS, INC.

                               TABLE OF CONTENTS




                                                                Page No.
                                                               ---------
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ...........        1
CONSOLIDATED FINANCIAL STATEMENTS
   Balance Sheets ..........................................        2
   Statements of Operations ................................        3
   Statements of Shareholders' Equity ......................        4
   Statements of Cash Flows ................................        5
   Notes to the Consolidated Financial Statements ..........      6-9

               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT




To the Shareholders of
     Enterprises Solutions, Inc.


We have audited the accompanying consolidated balance sheets of Enterprises Solutions, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enterprises Solutions, Inc. as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principals.


                                              /s/ Van Buren & Hauke, LLC
                                              --------------------------
                                              Van Buren & Hauke, LLC

October 12, 1999

                          ENTERPRISES SOLUTIONS, INC.
                          CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 1998 AND 1997 (AUDITED) AND
                        September 30, 1999 (UNAUDITED)

                                                                         December 31,               September 30,
                                                               ---------------------------------   --------------
                                                                     1998              1997             1999
                                                               ---------------   ---------------   --------------
                                                                                                     (unaudited)

                                                        Assets
                                                        ------
Current assets
 Cash ......................................................    $     38,974      $      1,478      $     28,795
                                                                ------------      ------------      ------------
  Total current assets .....................................          38,974             1,478            28,795
Loans and advances .........................................         125,000                --           130,220
Other ......................................................              --                --             1,072
                                                                ------------      ------------      ------------
Total assets ...............................................    $    163,974      $      1,478      $    160,087
                                                                ============      ============      ============

                                         Liabilities and Shareholders' Equity
                                         ------------------------------------

Current liabilities
 Shareholders loans ........................................              --           774,897            42,000
Commitments and contingencies
Shareholders' equity
 Preferred stock; $0.001 par value; 5,000,000 shares
   authorized; 110,000 and 148,500 (unaudited) shares
   issued and outstanding at December 31, 1998 and
   September 30, 1999, respectively ........................             100                --               148
 Common stock; $0.001 par value; 25,000,000 shares
   authorized; 3,443,340, 317,340, and 4,076,614
   (unaudited) shares issued and outstanding at December 31,
   1998, 1997 and September 30, 1999, respectively .........           3,444               318             4,077
 Additional paid-in capital ................................       1,969,178           859,772         2,795,984
 (Less) subscription receivable ............................         (50,000)               --                --
 Retained (deficit) ........................................      (1,758,748)       (1,633,509)       (2,682,122)
                                                                ------------      ------------      ------------
Total shareholders' (deficit) equity .......................         163,974          (773,419)          118,087
                                                                ------------      ------------      ------------
Total liabilities and shareholders' equity .................    $    163,974      $      1,478      $    160,087
                                                                ============      ============      ============


                            See accompanying notes.

                          ENTERPRISES SOLUTIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)
     AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                           Years Ended                  Nine Months Ended
                                                          December 31,                    September 30,
                                                  -----------------------------   -----------------------------
                                                       1998            1997            1999            1998
                                                  -------------   -------------   -------------   -------------
                                                                                           (unaudited)
Revenues ......................................    $      328       $  16,366      $       --      $       --
Costs and expenses ............................
   Bad debt expense ...........................            --              --         634,023              --
   Salaries and wages .........................            --          11,407          24,892              --
   Professional/consultants fees ..............        16,821          37,415         176,118           8,455
   Office expenses ............................         5,024           5,092          11,168             135
   Telephone ..................................            --              --           3,170           1,030
   Rent .......................................            --              --          17,577              --
   Computer services ..........................            --             385              --              --
   Stock transfer expenses ....................         3,722             500           8,580           1,200
   Abandonment of licensing agreement .........       100,000              --              --         100,000
   Travel and promotion .......................            --           6,701          37,985              --
   Other ......................................            --              --           9,861             832
                                                   ----------       ---------      ----------      ----------
Total costs and expenses ......................       125,567          61,500         923,374         111,652
                                                   ----------       ---------      ----------      ----------
Net (loss) from continuing operations .........      (125,239)        (45,134)       (923,374)       (111,652)
Adjustment of loss on abandonment of
 discontinued operation .......................            --          14,966              --              --
                                                   ----------       ---------      ----------      ----------
Net (loss) ....................................    $ (125,239)      $ (30,168)     $ (923,374)     $ (111,652)
                                                   ==========       =========      ==========      ==========
Net (loss) per common share ...................    $    (0.10)      $   (0.09)     $    (0.25)     $    (0.16)
                                                   ==========       =========      ==========      ==========
Weighted average common shares ................     1,278,071         317,340       3,644,516         698,298
                                                   ==========       =========      ==========      ==========


                            See accompanying notes.

                          ENTERPRISES SOLUTIONS, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 Common Stock          Preferred Stock
                                           ------------------------  --------------------
                                              Shares       Amount      Shares     Amount
                                           ------------  ----------  ----------  --------
Balance, January 1, 1997 ................     211,560     $   212          --     $  --
1997 Activity:
 Net (loss) .............................          --          --          --        --
 Common shares issued in stock
   split ................................     105,780         106          --        --
                                              -------     -------     -------     -----
Balance, December 31, 1997 ..............     317,340         318          --        --
1998 Activity:
 Preferred shares issued ................          --          --     100,000       100
 Common shares issued ...................   2,084,000       2,084          --        --
 Common shares issued in stock
   split ................................   1,042,000       1,042          --        --
 Capitalize shareholder loans and
   accrued payables .....................          --          --          --        --
 (Less) underwriting expenses ...........          --          --          --        --
 (Less) subscription receivable .........          --          --          --        --
 Net (Loss) .............................          --          --          --        --
                                            ---------     -------     -------     -----
Balance, December 31, 1998 ..............   3,443,340       3,444     100,000       100
1999 Activity (unaudited):
 Preferred shares issued ................          --          --      48,500        48
 Common shares issued ...................     542,671         543          --        --
 Common shares issued in stock
   split ................................      90,603          90          --        --
 Subscription receivable-paid ...........          --          --          --        --
 (Less) underwriting expenses ...........          --          --          --        --
 (Net) loss -- nine months ended
   September 30, 1999 ...................          --          --          --        --
                                            ---------     -------     -------     -----
Balance, September 30, 1999 .............   4,076,614     $ 4,077     148,500     $ 148
                                            =========     =======     =======     =====

[RESTUBBED TABLE]

                                              Additional                           Total
                                               Paid-In          Retained       Shareholders'
                                               Capital          Earnings          Equity
                                           ---------------  ----------------  --------------
Balance, January 1, 1997 ................    $   859,878      $ (1,603,341)    $  (743,251)
1997 Activity:
 Net (loss) .............................             --           (30,168)        (30,168)
 Common shares issued in stock
   split ................................           (106)               --              --
                                             -----------      ------------     -----------
Balance, December 31, 1997 ..............        859,772        (1,633,509)       (773,419)
1998 Activity:
 Preferred shares issued ................         99,900                --         100,000
 Common shares issued ...................        243,916                --         246,000
 Common shares issued in stock
   split ................................         (1,042)               --              --
 Capitalize shareholder loans and
   accrued payables .....................        786,397                --         786,397
 (Less) underwriting expenses ...........        (19,765)               --         (19,765)
 (Less) subscription receivable .........        (50,000)               --         (50,000)
 Net (Loss) .............................             --          (125,239)       (125,239)
                                             -----------      ------------     -----------
Balance, December 31, 1998 ..............      1,919,178        (1,758,748)        163,974
1999 Activity (unaudited):
 Preferred shares issued ................         48,452                --          48,500
 Common shares issued ...................        801,957                --         802,500
 Common shares issued in stock
   split ................................            (90)               --              --
 Subscription receivable-paid ...........         50,000                --          50,000
 (Less) underwriting expenses ...........        (23,513)               --         (23,513)
 (Net) loss -- nine months ended
   September 30, 1999 ...................             --          (923,374)       (923,374)
                                             -----------      ------------     -----------
Balance, September 30, 1999 .............    $ 2,795,984      $ (2,682,122)    $   118,087
                                             ===========      ============     ===========

                            See accompanying notes.

                          ENTERPRISES SOLUTIONS, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)
     AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                                Years Ended                      Nine Months Ended
                                                                December 31,                       September 30,
                                                      --------------------------------   ---------------------------------
                                                            1998             1997              1999              1998
                                                      ---------------   --------------   ---------------   ---------------
                                                                                                    (unaudited)
Cash flows from operating activities
 Net (loss) .......................................     $  (125,239)      $  (30,168)      $  (923,374)      $  (111,652)
Adjustments to reconcile net (loss) to net cash
 (used) by operating activities
 Write-off loan ...................................              --               --            25,000                --
 Other ............................................              --               --            (1,072)               --
                                                        -----------       ----------       -----------       -----------
Net cash (used) by operating activities ...........        (125,239)         (30,168)         (899,446)         (111,652)
                                                        -----------       ----------       -----------       -----------
Cash flows from investing activities
 Loans and advances ...............................        (125,000)              --            (5,220)               --
                                                        -----------       ----------       -----------       -----------
Net cash (used) by investing activities ...........        (125,000)              --            (5,220)               --
                                                        -----------       ----------       -----------       -----------
Cash flows from financing activities
 Loan repayments ..................................              --               --           (65,000)               --
 Proceeds from issuance of shares of common
   stock ..........................................         246,000               --           802,500           163,500
 Proceeds from issuance of shares of
   preferred stock ................................         100,000               --            48,500                --
 Proceeds from shareholders loans .................          11,500           30,510            82,000            11,500
 Subscription receivable ..........................         (50,000)              --            50,000                --
 Underwriting expenses ............................         (19,765)              --           (23,513)           (6,189)
                                                        -----------       ----------       -----------       -----------
Net cash provided by financing activities .........         287,735           30,510           894,487           168,811
                                                        -----------       ----------       -----------       -----------
Net increase (decrease) in cash ...................          37,496              342           (10,179)           57,159
Cash at beginning of period .......................           1,478            1,136            38,974             1,478
                                                        -----------       ----------       -----------       -----------
Cash at end of period .............................     $    38,974       $    1,478       $    28,795       $    58,637
                                                        ===========       ==========       ===========       ===========
Schedule of Non-Cash Financing Transactions:
 Additional paid-in capital upon conversion
   of debt ........................................     $   786,397       $       --       $        --       $   786,397
                                                        ===========       ==========       ===========       ===========


                            See accompanying notes.

                          ENTERPRISES SOLUTIONS, INC.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1998 AND 1997

1. GENERAL

     Enterprise Solutions, Inc. (ESI) (Company), a Nevada Corporation, together with its wholly-owned subsidiary, provides both government and commercial enterprises with high assurance security technology. Although the Company currently has no substantial revenues of a continuing nature, it is management's intention to offer its total security solutions nationally and internationally.

     The accompanying financial statements include the consolidated accounts of ESI and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

     Prior to 1998, the Company's focus was in the gaming business, particularly with a casino in South America. In mid 1997, the Venezuelan government effectively shut down all casinos pending relicensing under a much changed and restrictive law. Although the new law had not yet been interpreted or clearly defined as to how it would ultimately be implemented nevertheless, the casino could not reopen as it was previously operating. Management decided to abandon the operation and write-off its investment. That adjustment was given effect in the 1996 consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

     Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation and for federal income tax purposes.

Unaudited Interim Consolidated Financial Statements

     The unaudited interim consolidated financial statements as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998 have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The consolidated operating results for the nine months ended September 30, 1999 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

     At December 31, 1998, the Company has net operating loss carry forwards of approximately $1,760,000 available to offset future taxable income which if unused, expire through 2019. Therefore, a provision for income taxes has not been provided.

Net Loss Per Common Share

     Net loss per common share has been computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

                          ENTERPRISES SOLUTIONS, INC.

                          DECEMBER 31, 1998 AND 1997

3. GOING CONCERN

     Currently, the Company has neither substantial revenues of a continuing nature nor sufficient working capital to sustain its limited operations. Management is planning to raise equity to pursue its intended plan of operations. No assurance can be had that the Company will be successful in raising additional funds or that any funding will be sufficient. The Company has limited resources and has depended on outside financings. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. LOANS AND ADVANCES

     The Company advanced $100,000 at December 31, 1998 and an additional $5,000 through September 30, 1999 (unaudited) to a company to develop an Internet credit and clearing operation. The loan is for one year payable November 4, 1999 with interest at 6%. The Company has the right to convert its loan including interest up to 10% equity interest in the borrower.

     As of September 30, 1999 (unaudited), the Company advanced $25,000 to a company for working capital purposes. The loan is for one year payable June 2000 with interest at 6%.

5. SHAREHOLDERS LOANS

     In 1999 (unaudited), the Company borrowed $42,000 from a shareholder for one year at 10%, payable with interest in April 2000.

6. SHAREHOLDERS' EQUITY

     In 1998 and through September 30, 1999 (unaudited) the Company issued 2,084,000 and 542,671 common shares, respectively, in private placements, raising $1,048,500 in total. In connection with certain of these offerings, the Company also issued through September 30, 1999 2,150,000 warrants to purchase common stock at a price of $1.667 per common share (1,800,000 warrants) and $2.50 per common share (350,000 warrants). The warrants expire on September 6, 2000. The number of warrants and their exercise price have been adjusted for the June 1999 stock split.

     The Company also issued to certain common shareholders 100,000 and 48,500 shares of preferred stock at $1.00 per share in 1998 and through September 30, 1999, respectively.

     In June 1998, the Company capitalized $779,897 of shareholders loans and accrued payrolls as part of a transaction in which the shareholders to whom these amounts were owed sold their entire interest in the company to new shareholders. The Company's involvement in the exchange was to capitalize the shareholders loans and accrued payrolls, and permit the old shareholders to keep the gaming equipment in South America as compensation for any and all liabilities associated with the discontinued operations.

     In March 1999, the Company amended its certificate of incorporation to change its name from American Casinos International, Inc. (ACII), to alter the authorized number of common shares to 25,000,000 shares, par value $.001, and to authorize 5,000,000 preferred shares, par value $.001, with the board of directors authorized to determine, among others, the series, etc. These changes were made retroactively in these consolidated financial statements.

     In June 1999, the Company declared a 50% common stock split which totaled 1,238,383 shares. This adjustment was reported in these consolidated financial statements as if it had occurred in December 1997.

     The Company's preferred stock is 8% cumulative and redeemable at the Company's option at 110%. In 1998 and 1999 (unaudited), the Company issued 100,000 shares and 38,500 shares, respectively, at $1.00 per share.

                          ENTERPRISES SOLUTIONS, INC.

                          DECEMBER 31, 1998 AND 1997

7. ABANDONED LICENSING AGREEMENT

     In 1998, the Company abandoned a licensing agreement wherein the rights to offer certain Internet bingo and Internet casino games was determined to be of no value.

8. BAD DEBT EXPENSE

     In July 1999, the Company terminated its pending acquisition of the company it had advanced approximately $634,000 for working capital purposes (unaudited). The Company had advanced the target $25,000 in 1998 and an additional $609,000 in 1999. The Company terminated its pending acquisition due to the Company's inability to obtain satisfactory audited financial statements because of missing financial information, questionable contracts, lack of internal controls, and substantial liabilities.

9. OFFICE

     The Company's office is maintained through a month to month arrangement at $150 per month, including utilities.

                       Exhibits and Financial Schedules.

 (a) Exhibits


 3.1       Articles of Incorporation as filed with the Nevada Secretary of State on     *
 3.2       By-laws*
 3.3       Amended and Restated By-laws
 4.1       Specimen Stock Certificate
10.1       Lease for SSS Division's corporate condominium*
10.2       Lease for SSS Division's office space*
10.3       Employment Agreement by and between the Company and Dr. John A. Solomon*
10.4       Employment Agreement by and between the Company and Richard A. Lee, II*
10.5       Employment Agreement by and between the Company and Roger Schell*
10.6       Employment Agreement by and between the Company and Gary L. Baker. Teaming Agreement by and
           between the Company and Gemini Computers, Inc.*
21.1       Subsidiaries of the Company*
27.1       Financial data schedule

------------
* Previously filed.